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EMAIL: MNEIDELL@OLSHANLAW.COM
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August 2, 2013

VIA EDGAR AND ELECTRONIC MAIL

Loan Lauren P. Nguyen, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc.
Amendment No. 3 to Registration Statement on Form S-3
Filed July 19, 2013
File No. 333-186452
and Documents Incorporated by Reference
File No. 000-08445

Dear Ms. Nguyen:

We acknowledge receipt of the letter of comment dated August 1, 2013 from the Staff (the “Comment Letter”) of the Securities and Exchange Commission (the “SEC”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari Holdings Inc. (the “Company” or “Biglari Holdings”) and provide the following response on its behalf.

Recent Developments, page 12

Derivative Litigation, page 14

1.
In your description of the derivative litigation matters filed in June and July 2013, please update and disclose the “certain Company transactions” mentioned in the second sentence so that investors can assess any attendant risks.

In Amendment No. 4 to the Registration Statement on Form S-3, which Biglari Holdings will file with the SEC sufficiently in advance of requesting the effectiveness thereof, Biglari Holdings will modify this disclosure as follows:

On June 3, 2013 and July 2, 2013, two shareholders of the Company filed derivative actions putatively on behalf of the Company against the members of our board of directors in the United States District Courts for the Southern District of Indiana and the Western District of Texas.  The shareholders allege various claims relating to certain Company transactions, including the Company’s acquisition of Biglari Capital, Mr. Biglari’s incentive agreement, the trademark license agreement between the Company and Mr. Biglari, and this offering, and seek to recover unspecified damages and various forms of injunctive relief.  The Company believes these claims are without merit and intends to defend these cases vigorously.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 2, 2013

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell